Exhibit 4.20

CERTAIN INFORMATION (INDICATED BY [***]) HAS BEEN EXCLUDED FROM THE VERSION OF THIS DOCUMENT FILED AS AN EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

Combined Master Services Agreement

This Agreement is made on 19th July 2021

Between

(1)	Quotient Sciences Limited a company registered in England and Wales with registered number 05221615 whose registered office is at Trent House, Mere Way, Ruddington Fields Business Park, Ruddington, Nottingham, NG11 6JS, United Kingdom (“Quotient”); and

(2)	XORTX Therapeutics Inc. a company registered in British Columbia whose registered office is at Suite 4000, 421 — 7th Avenue S.W, Calgary, Alberta, T2P 4K9 (“Customer”);

Recitals

(A)	Quotient and its Affiliates are engaged in developing formulations and conduct of clinical research in relation to pharmaceutical products.

(B)	Customer is engaged in developing pharmaceutical products.

(C)	Quotient and Customer wish to establish an ongoing relationship under which, from time to time, Customer may request that Quotient performs research and other services in relation to the Customer’s pharmaceutical products. They have agreed to contract to set out the terms of such relationship.

It is agreed

1.	Definitions ABPI means the Association of British Pharmaceutical Industry in the United Kingdom.

Affiliate(s): For this Agreement, an Affiliate of a Party is any person, corporation, joint venture, or other business entity that directly (or indirectly through one or more intermediaries) controls, is controlled by, or is under common control with such Party. For the preceding definition only, the terms “controls,” “controlled,” and “control” shall mean possessing the power to direct or cause the direction of the management and policies of an entity, whether through ownership or control of stock (or other ownership interest), by contract, or otherwise.

Agreement means this Master Services Agreement and its appendices.

Background Material means any and all data, materials, formulation methods, software, know-how, and other Intellectual Property, trade secrets, product samples, prototypes, processes, analyses, reports, manufacturing techniques, compilations, research notes, technology, equipment, providers, inventions and/or discoveries which is/are in existence at the date of this Agreement or which is/are developed or arise(s) independently of any Research.

Background Intellectual Property means any Intellectual Property in relation to any Background Material.

Clinical Protocol means a protocol for the conduct of Clinical Research agreed in writing between the Parties.

Commencement Date means the date of this Agreement set out above.

Confidential Information means the Background Material, Intellectual Property and all information disclosed by one Party to the other in relation to the Research including, but not limited to, Research Output, Materials, the Clinical Protocol, communications with the competent authorities and Ethics Committees, customers, suppliers or employees, sales and marketing information.

Customer Data means documents, data and information relating to any Materials and/or Research.

Force Majeure means any circumstance beyond the reasonable control of the Party affected by it and includes, strikes, lockouts, industrial disputes, telecommunications failure, power supply failure, computer breakdown, restrictive government or judicial orders or decrees, riots, insurrection, war, terrorism, Acts of God and failure of suppliers to meet delivery requirements and absence of personnel due to illness or injury.

Good Clinical Practice means good clinical practice as set out in the ICH guidance on Good Clinical Practice as defined in ICH Guideline topic E6 on “Good Clinical Practice”, Directive 2005/28/EC laying down principles and detailed guidelines for good clinical practice as regards investigational medicinal products for human use.

Good Manufacturing Practice means current good manufacturing practice as appropriate to the location where the Services are performed consistent with (i) Directive 2003/94/EC and the requirements defined in: The Rules Governing Medicinal Products in the European Community Volume 4, including the Investigational Medicinal Products Annex 13, and as applied to APIs for Use in Clinical Trials, as covered within the EU Guidance to Good Manufacturing Practice Part II, Section 19 and ICH Q7 Section 19 or (ii) good manufacturing regulations as set out by the US FDA.

Intellectual Property means all patents, trade marks or trading names (whether or not registered), rights in know-how, design rights (whether or not registered), copyright, database rights, rights in inventions and know-how, all applications for the same and all rights having equivalent or similar effect, in each case subsisting at any time, anywhere in the world.

Materials means any materials and/or substances which are the subject of Research.

Non-Cancellable Costs means any costs and/or expenses to which Quotient is committed by this Agreement or any Work Order on behalf of Customer and which cannot be cancelled. Such Non-Cancellable Costs will be detailed within the Work Order and shall always include Quotient’s or Service Providers’ costs of labour and/or materials during such delay.

Payment Schedule means the document set out at Appendix 2 of a Work Order.

Personal Data means personal data as defined under the UK Data Protection Act 2018 and any successor legislation and, where applicable, the General Data Protection Regulation ((EU) 2016/679).

Proposal means the proposal and costing document set out at Appendix 1 of a Work Order.

Regulations means the Medicines for Human Use (Clinical Trials) Regulations 2004.

Research means any clinical trial, study and/or services to be carried out by Quotient set out in the Proposal.

Research Output means any data, and/or materials produced by Quotient, in the course of and relating to Research (whether individually, collectively or jointly with the Customer and on whatever media), which it must deliver to the Customer under the Proposal, including, without limitation, any reports and case report forms, but excluding any Background Materials.

Service Providers means Affiliates, subcontractors (of whatever level) and agents of Quotient and their employees.

Sponsor has the meaning given to it in the Regulations.

Term means the period of five (5) years from the Commencement Date.

Trial Subject means a person who is administered and/or who consumes any Materials in connection with the Research.

Work Order means a document (in substantially the same form as that set out in Schedule 1) which has been issued by Quotient and agreed by both Parties as envisaged under Clause 2.1.

2.	The Research

2.1	In consideration of the first Work Order the Parties agree that if, during the Term, Quotient will perform any particular trial, study and/or services for the Customer, a document in substantially the form set out in Schedule 1 to this Agreement will be completed and issued by Quotient in relation to such trial, study and/or services, and will be signed by both Parties. Each such Work Order will constitute a separate contract between the Parties for the performance by Quotient and its Service Providers of the Research, and the payment by the Customer of the amounts set out in the Proposal (and the performance by the Customer of it’s other obligations), under this Agreement and the Work Order (to the exclusion of any other terms and/or conditions which the Customer may attempt or purport to impose).

2.2	Quotient and its Service Providers shall carry out all Research in accordance with the Agreement, the Work Order, relevant Clinical Protocol and with reasonable skill and care and in accordance with the Regulations appropriate to the jurisdiction where the Research is to be performed including, Good Clinical Practice, Good Manufacturing Practice, and according to all relevant ICH guidelines

2.3	Quotient must inform Customer within 2 days of any serious adverse events and significant deviations from, or breaches of the standards applied to the Services including Regulations, the Clinical Protocol and a Work Order of this Agreement, to enable Customer to meet its requirements for reporting such events to the applicable Regulatory Authority.

2.4	Quotient shall use its reasonable endeavours to carry out all Research and to deliver the Research Output in accordance with the Proposal.

2.5	All services to be provided by Quotient under this Agreement and any Work Order will be deemed provided at the Customer’s request and the Customer accepts that it is responsible for verifying that those services are suitable for its own needs.

2.6	The Customer may prior to and/or during the performance of any Work Order under this Agreement and for the requisite period thereafter, audit Quotient’s performance of any Research upon giving Quotient reasonable prior written notice. The Customer shall use its reasonable endeavours not to cause any disruption to Quotient’s business in carrying out such audit.

2.7	The Customer shall ensure that its employees co-operate fully with Quotient and any Service Providers in relation to the provision of any Research (including without limitation complying with Quotient’s normal and reasonable codes of staff and security practice whilst at Quotient’s sites). The Customer shall comply with its obligations as set out in any Proposal promptly.

2.8	The Customer shall provide to Quotient:

(a)	all information and support necessary to enable Quotient to fulfil its obligations under the Regulations in relation to the Research including completing any necessary applications or notifications to the regulatory authority under the Regulations, any Ethics Committee, any other investigator, any medical practitioner and/or any person subject to or connected with the Research; and

(b)	during the Research and during preparing any report relating to the same, with all information and data relating to the safety and safe usage of the Materials, including and in particular all relevant preclinical and clinical pharmacovigilance information and data which it has in its possession and that relates to or may affect the Research, Materials, and/or the health and safety of any individual whether before after or during any clinical trial.

The Customer warrants that all such data and information is and will at all times be accurate, complete and not false or misleading.

2.9	Subject to this Clause 2.9, if a Work Order provides that Quotient will act as the Legal Representative of the Customer for the Research, Schedule 2 shall apply to that Work Order. To avoid doubt, the Customer agrees that it shall be the Sponsor in relation to all Research and that Quotient is not taking on any Sponsor obligations under this Agreement or any Work Order. The Customer shall ensure that it complies with its obligations under the Regulations and with all other applicable laws and regulations. The Customer acknowledges that it shall be solely responsible for ensuring that it has all licences, permissions and authorisations necessary to carry out and to allow Quotient to carry out all Research and that any Clinical Protocol reflects all the requirements of the Regulations.

2.10	Use of Affiliates.

The Parties Agree that:

(a)	Quotient may use the services of Quotient’s Affiliate(s) to fulfil Quotient obligations under this Agreement. In such event:

(i)	the Quotient Affiliate is to be identified on the Work Order they will be performing under;

(ii)	any Quotient Affiliate completing Research shall be bound by the terms applicable to Quotient under this Agreement and entitled to the rights and protections afforded Quotient under this Agreement; and

(iii)	Quotient shall be responsible for the performance of its Affiliate.

(b)	Customer’s Affiliate may use the services of Quotient (and its Affiliate) and such Customer Affiliate may enter into Work Orders with Quotient under this Agreement. In such event:

(i)	the Customer Affiliate is to be identified on the Work Order the Research will be performed under;

(ii)	Customer’s Affiliate(s) shall be bound by the terms applicable to Customer under this Agreement and entitled to all rights and protections afforded Customer under this Agreement; and

(iii)	Customer shall be responsible for the performance of its Affiliate.

(c)	Customer may directly retain a Quotient Affiliate for the performance of Research under this Agreement, by such Quotient Affiliate entering into a Work Order to perform Research. Each Quotient Affiliate that enters into a Work Order shall be bound by this Agreement and shall have the rights and obligations of Quotient under this Agreement regarding such Work Order. The execution of a Work Order between Customer and Quotient Affiliate shall be evidence of their consent to be so bound.

(d)	Notwithstanding anything to the contrary herein, Quotient shall have no liability regarding any Work Order entered into directly between Customer and a Quotient Affiliate except as otherwise agreed in writing.

2.11	The Customer shall promptly notify Quotient of these events in relation to the Research to enable Company to comply with its regulatory obligations under FDA Final Rule on 21 CFR 320, published in the Federal Register of 28 April 1993 for retention of bioavailability and bioequivalence reserve samples:

(a)	discontinuance of the development of the Research Output;

(b)	submission of an application for approval of the Research Output;

(c)	date of approval of an application for the Research Output;

(d)	withdrawal of an application for the Research Output; and

(e)	date of communication from the regulatory authority documenting that the application is not approved for the Research Output.

2.12	Quality Unit

All GMP and GCP Research will be conducted under the oversight of the Quotient Quality Unit. A quality agreement will be completed between Quotient and Customer, prior to any GMP or GCP activities.

3.	Payment

3.1	The Customer shall pay all Quotient’s invoices within 30 days from the date of such invoice.

3.2	Quotient shall send all invoices to the Customer in accordance with the Payment Schedule. All charges set out in this Agreement and/or any Work Order are exclusive of Value Added Tax or any similar taxes, levies or duties, for which the Customer will be additionally liable.

3.3	If any undisputed payment due to be made under this Agreement and/or a Work Order is unpaid for 30 days after receipt of the invoice:

(a)	Quotient reserves the right to charge interest thereon, after and before any judgement, on a day to day basis at an annual rate of 4% above the National Westminster Bank plc’s base rate until the sum is paid; and

(b)	Quotient may suspend all work under this Agreement and any Work Order until payment has been made or arrangements as to payment or credit have been established which are satisfactory to Quotient, provided that the safety and well-being of Trial Subjects is not put at risk.

3.4	Quotient’s base currency is GBP. Where the project budget is specified in another currency (e.g. USD or Euros), the exchange rate used to calculate the budget will be specified in the Work Order or Proposal (the “Reference Exchange Rate”). If a movement in exchange rates occurs (as shown at www.xe.com) of greater than 5% from the Reference Exchange Rate during the term of the project, Quotient reserves the right to re-calculate any project milestones yet to be invoiced based upon the prevailing exchange rates.

4.	Supply of Materials and Customer Data

4.1	The Customer shall promptly supply to Quotient, free, all Materials and a copy of Customer Data reasonably required by Quotient to enable it to perform the Research and authorises Quotient and its Service Providers to use, modify and copy the same to the extent necessary to enable Quotient to carry out such Research.

4.2	Quotient shall ensure that it uses Materials and Customer Data solely to carry out the Research. Title and risk of loss to Materials supplied by Customer shall remain with Customer while such items are in the possession of Quotient and during the services, and Quotient shall have no obligation to insure such Materials against any loss or damage.

4.3	Quotient shall maintain accurate records of its use, storage; handling and administration of Materials and shall supply the Customer with copies thereof upon reasonable written request.

4.4	As soon as is reasonably practicable following completion of the the Customer shall provide instructions to Quotient in writing to return to the Customer or dispose of at the Customer’s expense, any Materials which remain unused and any copies of Customer Data provided to it by the Customer under this Agreement in Quotient’s possession or control, save that Quotient may retain one copy for internal audit or regulatory processes.. If after sixty days Customer has not taken possession or provided instructions regarding such Materials, they will be considered abandoned and may be discarded according to Quotient’s established procedures. If needed, Customer will be billed for any fees associate with disposition of these materials, components or equipment at cost + 10%.

4.5	The Customer warrants it has the right to give to Quotient all Materials and Customer Data which it provides to Quotient and that the use by Quotient and its Service Providers of such Materials and/or Customer Data will not the infringe the Intellectual Property or other rights of any person.

5.	Confidentiality

5.1	Subject to Clauses 5.2 and 7.1, each Party warrants, represents and undertakes to keep confidential and not to disclose any Confidential Information of the other Party, except to its Affiliates and to those of its employees (and in the case of Quotient any Service Providers) who must have access to such confidential information to perform the obligations under this Agreement and/or any Work Order and who have been informed of the confidential nature of such information. The obligations set out in Clause 5.1 shall not apply to any Confidential Information which:

(a)	at the date of its disclosure is in the public domain or which enters the public domain through no act or omission by the receiving Party;

(b)	at the date of its disclosure is already known to the receiving Party;

(c)	is independently developed by the receiving Party or is lawfully disclosed to the receiving Party by a third party; or

(d)	must be disclosed by the receiving Party to comply with a legal obligation.

In relation to any information created by (rather than disclosed to) one Party but which is, under this Agreement and/or any Work Order, deemed to be the Confidential Information of the other Party on creation, any reference in Clauses 5.2 (a) to (b) above to “disclosure” shall mean “creation” and to “receiving Party” shall mean “creating Party”.

5.2	All confidential information containing Personal Data will be handled in accordance with applicable law and the Data Privacy Addendum at the Appendix 3 of the Work Order.

6.	Intellectual Property

6.1	Subject to Clauses 6.3, 6.5 and 6.6 and subject to the payment in full by the Customer to Quotient of all sums due under this Agreement and/or any Work Order, Quotient shall assign to Customer all their right, title and interest in and to any Research Output and the Intellectual Property rights.

6.2	At the request and expense of the Customer, Quotient shall do all such things and sign all documents or instruments reasonably necessary to vest in the Customer the rights in Research Output assigned under Clause 6.1.

6.3	Save as set out in Clauses 6.4 and 6.5, nothing in this Agreement and/or any Work Order shall transfer or grant any right, title or interest to any Background Material and/or Background Intellectual Property of either Party to the other Party.

6.4	The Customer grants to Quotient a royalty-free, non-exclusive licence to use the Customer’s Background Intellectual Property solely to the extent necessary for Quotient to perform its obligations set out in this Agreement and/or any Work Order.

6.5	Quotient grants to the Customer a royalty-free, non-exclusive licence to use Quotient’s Background Intellectual Property solely to the extent necessary for the Customer to use and/or develop any Research Output without restriction. Quotient shall own any improvements to its Background Intellectual Property arising and/or developed by it in the performance of this Agreement and/or any Work Order and shall be entitled to use and exploit as it deems fit any skills, techniques, concepts or know-how acquired, developed or used while performing any Research.

7.	Publication

7.1	Quotient may publish the results of any Research, subject to the Customer’s prior written consent, which shall not be unreasonably withheld or delayed. Following the receipt of such consent, Quotient shall submit a copy of the proposed publication to the Customer who shall have 30 days in which to request amendments which, if such proposed amendments are reasonable, Quotient shall have to incorporate before such publication. Customer may require Quotient to remove information or data which may impair Customer’s ability to obtain patent protection or may be reasonably assumed to be a trade secret. In such circumstances, Quotient Sciences agrees to delay the proposed publication for an additional sixty (60) days to enable Customer to seek patent protection.

7.2	The Customer undertakes that, before publication of any information, article, paper, report or other material about any Research, it will submit a copy of such publication to Quotient who shall have 30 days in which to request amendments thereto which, if such proposed amendment are reasonable, the Customer shall have to incorporate before such publication.

8.	Delays

8.1	If any part of any Research is delayed at the request of the Customer or due to the act or omission of the Customer or due to any delay in approving the Research by any regulator, ethics committee or similar body, then the Customer shall pay to Quotient any losses and increased costs and expenses including any Non-Cancellable Costs.

8.2	Quotient shall use its reasonable endeavours to mitigate the losses, costs and expenses referred to in Clause 8.1.

9.	Duration and Termination

9.1	This Agreement shall come into force on the Commencement Date and shall, unless terminated earlier under the provisions of this Clause 9 (and subject to Clause 9.9) below, remain in force for the Term or until the Customer has received the final Research Output to be delivered by Quotient, and Quotient has received all sums payable to it, under this Agreement and all Work Orders. To avoid doubt, each Work Order shall come into force on the date it has been signed by both Parties and shall (subject to earlier termination under this Section 9 and to the provisions of Clause 9.9) remain in force until the Customer has received the Research Output to be delivered by Quotient, and Quotient has received all sums payable to it, under that Work Order.

9.2	Either Party may terminate this Agreement, and/or any Work Order (and the relevant Research), forthwith by giving thirty (30) days’ notice in writing to the other Party if the other Party, (being a company) enters into liquidation or a provisional liquidator is appointed regarding it, shall pass a resolution or suffer an order of a court to be made for its winding up, or if a receiver, administrator, administrative receiver or manager or similar officer is appointed regarding the whole or any part of its assets, or if a notice of intention to appoint an administrator or an application to appoint an administrator shall be presented or filed regarding it, or (being an individual or partnership) the other shall suspend payment or propose to enter into any composition with creditors or become unable to pay its debts (or have no reasonable prospect of doing so) or suffer a bankruptcy order or if anything analogous or similar to the above occurs to the other in any jurisdiction.

9.3	Either Party may terminate a specific Work Order (and the Research), forthwith by giving notice in writing to the other party, if such party is in material breach of that Work Order and (where the breach is capable of remedy) fails to remedy the same within thirty (30) days of a request specifying the breach and requiring it to be remedied.

9.4	Subject to Clause 9.5, the Customer may terminate this Agreement or any Work Order (and the Research) on giving Quotient not less than thirty (30) days’ notice in writing.

9.5	On termination of any Work Order (whether by termination of the Agreement or by termination of that Work Order) the Customer shall pay to Quotient (in full without set off or deduction of any kind) any:

(a)	amounts which Quotient has invoiced to the Customer but which remain unpaid at the date of termination and/or which Quotient may invoice under the Payment Schedule; and

(b)	reimburse and/or pay (as appropriate) to Quotient all losses, liabilities, Non-Cancellable Costs, third-party costs and expenses (always including the cost of labour and/or materials as set out in the Proposal):

(i)	incurred by Quotient because of such termination;

(ii)	which have been incurred regarding the Research at the date of termination but not yet invoiced; and/or

(iii)	which Quotient has not yet incurred but will incur in the future regarding the Research; and

provided that any payment made under this Clause 9.6 shall not exceed the total amount set out in the Proposal

9.6	Quotient shall use its reasonable endeavours to mitigate the losses, costs and expenses referred to in Clause 9.5(b).

9.7	Termination of this Agreement and/or any Work Order shall be without prejudice to all rights and remedies which have accrued before such termination. Any provision of this Agreement and/or any Work Order which expressly or by implication should survive (including, without limitation, Clauses 1, 2.3, 2.7, 2.9, 2.11, 3.1, 3.35.1, 6.5, 8.1, 9.5, 9.8, 10.1, 10.2 and Sections 11, 12, 14 and 15) shall survive the expiry or sooner termination of this Agreement or that Work Order (as applicable). To avoid doubt, if this Agreement terminates, each Work Order shall terminate, it being understood and agreed that termination or expiry of one Work Order shall not of itself affect the continuation of another Work Order or (subject to Clause 8.1 above) this Agreement.

10.	Indemnity

10.1	The Customer as Sponsor confirms that it accepts its obligations to compensate Trial Subjects in line with the Regulations and the ABPI Guidelines for Phase 1 Clinical Trials published in 2018 and any guidelines referenced, including but not limited to the Guidance for Insurance and Compensation in the event of injury in Phase I clinical trials and the Clinical Trial Compensation Guidelines issued in November 2014, and any further amendments to these Guidelines as appropriate.

10.2	The Customer shall indemnify and keep indemnified Quotient and shall pay such sums to Quotient as would keep Quotient’s employees and Service Providers indemnified, from and against any and all losses, costs, expenses (including legal expenses), claims, damages and liabilities (collectively “Losses”) arising out of or in connection with any claim made by a third party which arises out of the performance of the Research and/or administration to, and/or consumption by, any person of any Materials during any Research provided that the Customer shall not be liable under this Clause 10.2 for any Losses to the extent that these are directly caused by the failure of Quotient or of any Service Provider to comply with the Clinical Protocol for the Research or to observe Good Clinical Practice.

10.3	The Customer shall indemnify and keep indemnified Quotient against all Losses arising out of a breach by the Customer of any laws or Regulations in relation to any Research and/or the Materials including its obligations as Sponsor of any Research under the Regulations.

10.4	The Customer shall indemnify and keep indemnified Quotient in respect of any Losses incurred by Quotient and/or any Service Provider due to any third party allegation or claim that any such use referred to at Section 4 infringes the Intellectual Property of any third party.

10.5	Subject to Clause 12, Quotient shall indemnify and keep indemnified the Customer against all Losses arising out of any claim made by a third party which arises out of the administration to a Trial Subject of any Materials during the course of Research to the extent that this is directly due to Quotient’s failure to comply with the Clinical Protocol for the Research or to observe Good Clinical Practice in administering the Materials as part of that Research.

10.6	If either Party receives written notice of any third party claim which may cause a right to indemnification from the other Party, the Party seeking indemnification (the “Indemnified Party”) shall give written notice thereof to the other Party (the “Indemnifying Party”) setting forth the nature and amount of the claim and the basis of the claim for indemnification. The Indemnifying Party, and/or its insurers, may, upon written notice to the Indemnified Party within thirty (30) days of its receipt of the claim for indemnification, subject to the Indemnified Party providing such security as to costs and damages as may reasonably be required, elect to assume defence of the claim; provided, however, that the Indemnifying Party may not, in defence of such claim, consent to the entry of any judgment or enter into any settlement without the consent of the Indemnified Party which does not include, as an unconditional term thereof, a full release of the Indemnified Party in respect thereof. If the Indemnifying Party elects to assume the defence of the third party claim, the Indemnified Party may retain legal counsel at its own expense to participate in the defence; provided, however, that the Indemnifying Party shall be liable to the Indemnified Party for any legal or other expenses incurred by the Indemnified Party in connection with its subsequent assumption of the defence at the request of the Indemnifying Party. If the Indemnifying Party does not elect to assume control of the defence, the Indemnified Party will allow the Indemnifying Party to participate in such defence, at the Indemnifying Party’s own cost and expense, and will not settle or otherwise dispose of the claim without the consent of the Indemnifying Party, which such consent shall not be withheld unreasonably.

11.	Insurance

11.1	Each party shall secure and maintain in full force and effect throughout the term of this Agreement appropriate insurance coverage for its responsibilities in connection with this Agreement.

11.2	Where applicable the Customer shall maintain in force a no fault clinical trials insurance coverage policy with a reputable insurer to provide coverage to Trial Subjects sustaining bodily injury as a result of their participation in the Research and the use of the Materials. Such cover shall provide for a minimum cover of GBP five million (£5,000,000). Customer will provide indemnity to Quotient in this regard and in accordance with Section 10, Indemnity and upon Quotient’s request shall provide for Quotient’s and/or Ethics Committee review, policy documents, certificates and any other relevant documents, as required, evidencing such insurance.

12.	Limitation of Liability

12.1	Nothing in this Agreement or any Work Order shall exclude or restrict either Party’s liability for death or personal injury caused by that Party’s negligence, for fraudulent misrepresentation, or to the extent that any restriction or exclusion of liability is prohibited by law.

12.2	Subject to Clause 12.1, in no event shall Quotient be liable in contract (including under any indemnity), tort (including negligence), breach of statutory duty or otherwise howsoever for;

(a)	any loss of profit, loss of business, loss of goodwill, loss of contracts, loss of revenues or loss of anticipated savings;

(b)	any increased costs or expenses; or

(c)	any special, indirect, or consequential loss or damage of any nature, whatever the cause thereof in each case arising out of or in connection with this Agreement or any Work Order.

12.3	Subject to Clause 12.1, the entire liability of Quotient to the Customer arising out of or in connection with a relevant Work Order, whether arising from contract (including under any indemnity), tort (including negligence), or otherwise, shall not exceed the amount stipulated in the Proposal for that Work Order as to be paid by the Customer to Quotient.

12.4	The Customer accepts that Quotient cannot act other than in accordance with the terms of any authorisation issued by a regulatory authority for any Research and in accordance with the Regulations and all other relevant legal duties and obligations. Accordingly Quotient is not responsible for, and shall have no liability to the Customer for, any delay, damage, liability or loss of or to the Customer (whether arising in contract, tort (including negligence) or otherwise) arising from the actions or failure to act of any regulatory authority or Ethics Committee or because of Quotient complying with its obligations under the Regulations or other legal duty or obligation including any obligation to provide notice or information to others regarding any Research and/or any obligation to safeguard the health and safety of any of its employees, Trial Subject or any other person who may be affected by any such trial.

13.	Debarment

13.1	Quotient certifies that it nor any of its employees have not been debarred, and have not been convicted of a crime which could lead to debarment of its provision of services under this Agreement in any relevant jurisdiction in accordance with the Regulations.

13.2	If Quotient or any Quotient employee becomes debarred or receives notice of action or threat of action regarding its debarment, Quotient shall notify Customer immediately.

13.3	Quotient certifies that it has not utilised, and shall not use the services of any individual in the performance of services under this Agreement or any Work Order that has been debarred or that has been convicted of a crime which could lead to debarment in any relevant jurisdiction in accordance with the Regulations.

14.	Interpretation

14.1	Any references in this Agreement to Clauses or Schedules are to Clauses of, or Schedules to, this Agreement, and references in a Schedule or part of a Schedule to a paragraph are to paragraphs of that Schedule or part of that Schedule. The Schedules shall have effect as part of this Agreement.

14.2	Headings shall be ignored in construing this Agreement and/or any Work Order.

14.3	References to a statute or statutory provision includes that provision as from time to time modified or re-enacted or consolidated whether before or after this Agreement and any statutory instrument, order, by-law or other provision that may have been or may be made under it from time to time.

14.4	In the case of conflict or ambiguity, the order of precedence for this Agreement and the documents attached to or referred to in this Agreement shall be:

(a)	the Clinical Protocol

(b)	the Clauses of these terms; and

(c)	the Schedules to this Agreement;

provided that, if any conflict occurs or inconsistency between a term of this Agreement and a term of a Work Order, the term of the Work Order shall (to interpret that Work Order) prevail.

14.5	All references to time in this Agreement and/or any Work Order are to UK time. A reference to “Business Days” are to any day other than a Saturday, Sunday or public holiday in England.

14.6	Unless the context otherwise requires, any reference in this Agreement or a Work Order to a “Party” shall be to one party thereto (and reference to “Parties” shall be construed accordingly).

15.	General

15.1	Each Party warrants it shall not directly or indirectly pay or promise to pay, or authorise the payment of any money, or give, promise to give or authorise giving anything of value on behalf of the other Party to any person or entity, including any government official, political party, healthcare professional or person affiliated with a healthcare organisation, for (a) obtaining or retaining business or securing an improper advantage, or (b) influencing their acts or decisions, or (c) influencing such person or political party to use its influence with a government or any of its instrumentality, or iv) for any other purpose prohibited by public policies and any applicable anti-bribery laws, including the UK Bribery Act 2010 and industry and all other applicable professionals codes governing anti-bribery and anti-kickback practices.

15.2	Quotient will upon written notice to the Customer, and with Customer agreement, be entitled to sub-contract all or any of its obligations and to assign and/or novate all or any of its rights and/or obligations under this Agreement and/or any Work Order to any person.

15.3	The Customer shall not, without the prior written agreement of Quotient, assign, novate, transfer sub-contract or otherwise dispose of the Customer’s rights or obligations arising under this Agreement and/or any Work Order.

15.4	Neither Party shall be liable for any failure to perform, or delay in performing, any of its obligations (other than payment and indemnity obligations) if and to the extent that the failure or delay is caused by Force Majeure and the time for performance of the obligation, the performance of which is affected by Force Majeure, shall be extended accordingly.

15.5	This Agreement (with all other documents to be entered into under it) sets out the entire agreement and understanding between the Parties in connection with the subject thereof, and supersedes all proposals and prior agreements, arrangements and understandings between the Parties.

15.6	Each Party acknowledges that in entering into this Agreement and/or any Work Order (and any other document to be entered into under it) it does not rely on any representation, warranty, collateral contract or other assurance of any person (whether Party to this Agreement or otherwise) that is not set out in this Agreement or that Work Order (as applicable) or any document referred to in it. Each Party waives all rights and remedies which, but for this Clause, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance. The only remedy available to any Party in respect of any representation, warranty, collateral contract or other assurance set out in this Agreement or a Work Order (or any document referred to in it) is for breach of contract under this Agreement or that Work Order (or the relevant document) as applicable.

15.7	Except as expressly stated in this Agreement (or a Work Order, in which case such exception will only apply for that Work Order) all conditions, warranties, stipulations and other statements whatsoever (except as to title to goods) that would otherwise be implied or imposed by statute, at common law, by a course of dealing or otherwise howsoever are excluded to the fullest extent permitted by law.

15.8	No variation of this Agreement or any Work Order shall be effective unless it is in writing and is signed by or on behalf of each of the Parties.

15.9	The rights and remedies of the Parties in connection with this Agreement and any Work Order are cumulative and, except as expressly stated in this Agreement or that Work Order as applicable, are without prejudice to and are not exclusive of any other rights or remedies provided by law or equity or otherwise. Except as expressly stated in this Agreement or any Work Order any right or remedy may be exercised (wholly or partially) from time to time.

15.10	Unless expressly stated elsewhere in this Agreement (or a Work Order), all notices to be given to a Party under this Agreement (or that Work Order, as applicable) shall be in writing in English and shall be marked for the attention of the person, and delivered by hand or sent by first class prepaid post to the address detailed at the first page. A notice shall be treated as having been received:

(a)	if delivered by hand between 9.00 am and 5.00 pm on a Business Day (which time period is referred to in this Clause 13 as “Business Hours”), when so delivered; and if delivered by hand outside Business Hours, at the next start of Business Hours;

(b)	if sent by first class post, at 9.00 am on the fifth Business Day after posting if posted on a Business Day and at 9.00 am on the seventh Business Day after posting in any other case; and

in proving that a notice has been given it shall be sufficient to prove that delivery was made, or that the envelope containing the notice was properly addressed and posted.

E-mailed notices are not valid for this Agreement and/or any Work Order but this does not invalidate any other lawful mode of service.

15.11	The Parties intend each provision of this Agreement and each Work Order to be severable and distinct from the others. If a provision of this Agreement or a Work Order is held to be illegal, invalid or unenforceable, in whole or in part, the Parties intend that the legality, validity and enforceability of the remainder of this Agreement or Work Order (as relevant) shall not be affected.

15.12	Any person who is not a Party to this Agreement (or a Work Order) cannot enforce any term of this Agreement (or that Work Order, as applicable) under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

15.13	This Agreement may be entered into in several counterparts and by the Parties on separate counterparts, which taken together shall constitute the same instrument. However, this Agreement shall not come into force until each of the Customer and Quotient have signed at least one counterpart.

15.14	The validity, construction and performance of this Agreement and any Work Order shall be governed by and construed in accordance with the laws of the state of Delaware. Each Party irrevocably agrees to submit to the exclusive jurisdiction of the courts of the state of Delaware over any claim, dispute or matter arising under or in connection with this Agreement or a Work Order.

15.15	In relation to all matters arising out of or in connection with this Agreement or a Work Order, each of the Parties waives any objections on the grounds of venue or forum non conveniens or any similar ground and consents to service of process by mail or in any other manner permitted by the relevant law.

Signed by the Parties or their duly authorized representative on the date of this Agreement.

Signed by duly authorised for and on behalf of Quotient Sciences Limited	) ) )	/s/ Michael Astle

Signed by duly authorized for an on behalf of XORTX Therapeutics Inc.	) ) )	/s/ Allen Davidoff

Schedule 1

WORK ORDER
(NUMBER [•])

Quotient Reference: QSC[XXXXXX]
Sponsor reference: [e.g. protocol number, study number, molecule name & v. brief description of service (e.g. Ibuprofen CMC, AZD4635 ADME, etc.)

This Agreement is made on [date]

This Work Order is entered into between [Insert same details for Customer as used at the start of the main Agreement] (“Customer”) and Quotient Sciences Limited whose registered office is at Trent House, Mere Way, Ruddington, Nottingham, NG11 6JS, United Kingdom (“Quotient”) and is supplemental, and entered pursuant, to the Master Services Agreement dated [•] between the Customer and Quotient (“Agreement”).

The Parties agree;

1.	Work Order

This document and its appendices constitute a “Work Order” under the Agreement. The terms set out in the Agreement (including, without limitation, Clause 10 of the Agreement) shall apply to this Work Order.

2.	Services and Payment of Fees and Expenses

2.1

The specific services to be provided by Quotient, and the amount(s) to be paid by the Customer to Quotient in return, under this Work Order (with the related timescales, invoicing dates, and invoicing and payment details) are in the following appendices which shall for all purposes form part of this Work Order:

Appendix 1    Proposal

Appendix 2    Payment Schedule

Appendix 3    Data Privacy Addendum

The Research will be conducted at the Quotient facility at [•]

2.2	[Quotient will act as the Legal Representative of the Customer for the trial, study, and/or other services described in Appendix 1 to this Work Order]

3.	Term

This Work Order shall come into force on the date it has been signed by or on behalf of both Parties and shall remain in force in accordance with Clause 8 of the Agreement.

4.	Amendments

No modification, amendment, or waiver of this Work Order shall be effective unless in writing and duly executed and delivered by each Party to the other.

5.	Signatures

Signed by duly authorised for and on behalf of Quotient Sciences Limited Date	) ) )

Signed by duly authorised for an on behalf of XORTX Therapeutics Inc. Date	) ) )

Appendix 1 (Work Order Number [◆])

Proposal

[◆][Insert agreed proposal and costing document]

Amount to be paid by the Customer: [◆]

Appendix 2 (Work Order Number [◆])

Payment Schedule

	Payment Milestone — Invoicing Dates	Amount
1	Signature of Work Order	40%
2	First dosing day	30%
3	Last Dosing Day	10%
4	Database lock	10%
5	Dispatch of draft report	5%
6	Dispatch of final report*	5%

*or 4 weeks after dispatch of draft report, whichever is sooner.

The non-cancellable recruitment and screening, clinic and manufacturing labour costs for the Research are:

Study Period	Dates	Amount
1	[◆]	£[◆]
2	[◆]	£[◆]
3	[◆]	£[◆]
4	[◆]	£[◆]

Invoices will be addressed to:

Name [◆]

Address [◆]

Phone [◆]

Fax [◆]

Email [◆]

Payments will be made by wire transfer to our ****** accounts:

******

Or such other account and/or payment method as Quotient may notify to the Customer for that purpose from time to time.

Appendix 3 (Work Order Number [•])

Data Privacy Addendum

This agreement is made on [date]

This Data Privacy Addendum is entered into between [Insert same details for Sponsor as used at the start of the main Agreement] (“Sponsor”) and Quotient Sciences Limited whose registered office is at Trent House, Mere Way, Ruddington, Nottingham, NG11 6JS, United Kingdom (“Quotient”) and is supplemental, and entered pursuant, to the [Services Agreement OR Work Order] dated [•] between the Sponsor and Quotient (“Agreement”).

DEFINITIONS

Data Controller: XORTX Pharma Corp.

Data Processor: Quotient Sciences Limited

Data Protection Legislation: (i) unless the GDPR is no longer directly applicable in the UK, the General Data Protection Regulation ((EU) 2016/679) and any national implementing laws, regulations and secondary legislation, as amended or updated from time to time, in the UK and then (ii) any successor legislation to the GDPR or the Data Protection Act 2018.

Protocol: [INSERT SPONSOR AND QUOTIENT STUDY NUMBER]

1.	DATA PROTECTION

1.1	Both parties will comply with all applicable requirements of the Data Protection Legislation. This clause 1.1 is in addition to, and does not relieve, remove or replace, a party’s obligations under the Data Protection Legislation.

1.2	The parties acknowledge that for the Data Protection Legislation, the Sponsor is the data controller and Quotient is the data processor (where Data Controller and Data Processor have the meanings as defined in the Data Protection Legislation). Schedule One (1) sets out the scope, nature and purpose of processing by Quotient, the duration of the processing and the types of personal data (as defined in the Data Protection Legislation, Personal Data) and categories of Data Subject. Schedule Two (2) sets out the name, contact details and, where applicable, the Data Privacy Representative and/or Data Protection Officer of each party.

1.3	Without prejudice to the generality of clause 1.1, the Sponsor will ensure that it has all necessary appropriate consents and notices in place to enable lawful transfer of the Personal Data to Quotient for the duration and purposes of this agreement.

1.4	Without prejudice to the generality of clause 1.1, Quotient shall, in relation to any Personal Data processed in connection with the performance by Quotient of its obligations under this agreement:

(a)	process that Personal Data only on the written instructions of the Sponsor unless Quotient is required by the laws of any member of the European Union or by the laws of the European Union applicable to Quotient to process Personal Data (Applicable Laws). Where Quotient is relying on laws of a member of the European Union or European Union law as the basis for processing Personal Data, Quotient shall promptly notify the Sponsor of this before performing the processing required by the Applicable Laws unless those Applicable Laws prohibit Quotient from so notifying the Sponsor;

(b)	ensure that it has in place appropriate technical and organisational measures, reviewed and approved by the Sponsor, to protect against unauthorised or unlawful processing of Personal Data and against accidental loss or destruction of, or damage to, Personal Data, appropriate to the harm that might result from the unauthorised or unlawful processing or accidental loss, destruction or damage and the nature of the data to be protected, having regard to the state of technological development and the cost of implementing any measures (those measures may include, where appropriate, pseudonymising Personal Data, ensuring confidentiality, integrity, availability and resilience of its systems and services and regularly assessing and evaluating the effectiveness of the technical and organisational measures adopted by it);

(c)	ensure that all personnel who have access to and/or process Personal Data must keep the Personal Data confidential; and

(d)	not transfer any Personal Data outside of the European Economic Area unless the prior written consent of the Sponsor has been obtained and these conditions are fulfilled:

(i)	the Sponsor or Quotient has provided appropriate safeguards in relation to the transfer;

(ii)	the data subject has enforceable rights and effective legal remedies;

(iii)	Quotient complies with its obligations under the Data Protection Legislation by providing an adequate level of protection to any Personal Data transferred; and

(iv)	Quotient complies with reasonable instructions notified to it in advance by the Sponsor regarding the processing of the Personal Data;

(e)	assist the Sponsor, at the Sponsor’s cost, in responding to any request from a Data Subject and in ensuring compliance with its obligations under the Data Protection Legislation regarding security, breach notifications, impact assessments and consultations with supervisory authorities or regulators;

(f)	notify the Sponsor without undue delay on learning of a Personal Data breach;

(g)	at the written direction of the Sponsor, delete or return Personal Data and copies thereof to the Sponsor on termination of the agreement unless required by Applicable Law to store the Personal Data; and

(h)	maintain complete and accurate records and information to demonstrate its compliance with this clause one (1) and allow for audits by the Sponsor or the Sponsor’s designated auditor.

1.5	The Sponsor consents to Quotient appointing third-party processors of Personal Data under this agreement. Quotient confirms that it has entered or (as the case may be) will enter with the third-party processor into a written agreement substantially on that third party’s standard terms of business. As between the Sponsor and Quotient, Quotient shall remain fully liable for all acts or omissions of any third-party processor appointed by it under this clause 1.5.

1.6	Either party may, at any time on not less than 30 days’ notice, revise this Addendum by replacing it with any applicable controller to processor standard clauses or similar terms forming party of an applicable certification scheme (which shall apply when replaced by attachment to this agreement).

1.7	If the Sponsor has nominated Quotient as a Data Privacy Representative in Schedule Two (2):

1.7.1	Quotient will promptly relay to Sponsor any communications received in its capacity as Data Privacy Representative but accepts no further obligations as part of its role; and

1.7.2	Sponsor shall indemnify, defend and hold harmless Quotient, and its respective employees, officers, directors, and agents, (each, an “Indemnified Party”) from and against all liabilities, damages, penalties, costs, expenses and fines resulting or arising from any claims, actions, demand or suits from a third party, a judicial, government, regulatory or law enforcement authority or any other authority (collectively “Losses”) that are incurred by or suffered by, made or instituted against an Indemnified Party, to the extent such Losses result from its capacity as, or performance of tasks related to, Data Privacy Representative of Sponsor, unless Quotient is in breach of its obligations at clause 1.7.1.

Signed by duly authorised for and on behalf of Quotient Sciences Limited Date	) ) )

Signed by duly authorised for an on behalf of XORTX Pharma Corp. Date	) ) )

SCHEDULE ONE

PROCESSING, PERSONAL DATA AND DATA SUBJECTS

1.	PROCESSING BY QUOTIENT

1.1	SCOPE

Quotient will process the Personal Data of Trial Subjects in accordance with, and to meet the aims of, the Protocol and the Agreement.

1.2	NATURE

The processing will involve analysis and presentation of the Trial Subjects’ Personal Data, including:

●	[DELETE AS NECESSARY]

●	statistical processes and reporting;

●	review of PK data and associated calculations;

●	comparisons with other Trial Subjects’ Personal Data;

●	presentation of raw data relating to clinical procedures;

●	transmission of samples and tracking information to selected subcontractors, who return data for analysis and reporting; and

●	collation with other Trial Subjects’ Personal Data to produce summary findings.

Trial Subjects’ Personal Data is pseudonymised at the earliest practical opportunity, resulting in the majority of the processing being undertaken on pseudonymised Personal Data only.

The processing will also involve use of employee’s Personal Data, including:

●	as part of internal correspondence and correspondence between the parties;

●	recording of employee’s actions and roles as part of the Protocol; and

●	in the normal course of business to give effect to the agreement.

1.3	PURPOSE OF PROCESSING

The processing provides data to enable the Sponsor to assess the efficacy of the Sponsor’s drug product.

1.4	DURATION OF THE PROCESSING

The processing of Personal Data by Quotient is estimated to be a period of no longer than one year after the last visit of the Trial Subject, which is [INSERT DATE OF LSLV PLUS 12 MONTHS], after which time no further processing is expected to be conducted.

Quotient must retain copies of Personal Data in accordance with applicable industry law for monitoring, regulatory and audit purposes, which could be for a period of up to 30 years or longer if prescribed by law.

2.	TYPES OF PERSONAL DATA

Types of Personal Data processed may include:

●	[DELETE AS NECESSARY]

●	Name

●	Address

●	Email address

●	Age

●	Trial subject number

●	Volunteer number

●	Passport number

●	National insurance number

Types of sensitive Personal Data processed may include:

●	[DELETE AS NECESSARY]

●	Health data, including medical records

●	Racial or ethnic origin

●	Genetic data

●	Biometric data (e.g. photographs of the Data Subject)

●	Data about a natural person’s sex life or sexual orientation

3.	CATEGORIES OF DATA SUBJECT

Categories of Data Subject include:

●	Clinical trial volunteers

●	Employees of the Sponsor, Quotient or any sub-contractors.

4.	TRANSFERS OF PERSONAL DATA OUTSIDE OF THE EUROPEAN ECONOMIC AREA (EEA)CONSENTED TO BY THE SPONSOR

These transfers of Personal Data outside of the EEA have been consented to by the Sponsor:

[LIST ANY TRANSFERS OF PERSONAL DATA OUTSIDE OF THE EEA OR SPECIFY ‘NONE]

SCHEDULE TWO

Data Controller

Company Name	XORTX Therapeutics Inc.
Contact Address	[*]
Contact Telephone Number	[*]
Contact Email Address	[*]
Data Privacy Representative	[if applicable]
Data Protection Officer	[if applicable]

[Note: It is for the Data Controller to decide whether it needs a Data Protection Officer. If they don’t have one then please insert ‘none specified’.]

[

Data Privacy Representative of Data Controller

Company Name
Contact Address
Contact Telephone Number
Contact Email Address
Data Protection Officer	[if applicable]

]

[Note: If the Data Controller is based outside of the EU it must nominate a Data Privacy Representative who can receive enquiries from individuals and the regulator. Note: this can be Quotient if the Data Controller so desires.]

[Note: It is for the Data Privacy Representative to decide whether it needs a Data Protection Officer, If they don’t have one then please insert ‘none specified’.]

Data Processor
Company Name	Quotient Sciences Limited
Contact Address	Trent House Mere Way, Ruddington Fields Business Park, Ruddington, Nottingham, NG11 6JS
Contact Telephone Number	00 44 115 974 9000
Contact Email Address	dpo@quootientsciences.com
Data Protection Officer	Michael Astle

[To apply only where Quotient acts as the Legal Representative for the Customer— see Clause 2.9]

Schedule 2

The Medicines for Human use (Clinical Trials) Regulations 2004

1	For the purposes of the Regulations, Quotient agrees that it shall act as Legal Representative for the Research throughout the duration of the Research besides the other services described in this Agreement and/or the Work Order provided that the Customer fulfils and continues to fulfil all its obligations to Quotient under this Agreement and the Work Order, including to avoid doubt the obligation to pay all monies due to Quotient under this Agreement and the Work Order.

2	Quotient shall not provide any undertaking to any regulatory authority on behalf of Customer without the prior written consent of the Customer.

3	For this Schedule 2 any word or phrase with a defined meaning in the Regulations shall be construed in this Schedule in accordance with the meanings ascribed in the Regulations.

4	Quotient shall provide the Customer with a copy of all correspondence from the regulatory authority relating to the Research upon request from the Customer and will provide a copy of any authorisation and any notice received from the regulatory authority related to the Research within 2 Business Days of its receipt by Quotient.